Filed by United States Steel LLC and USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
  And deemed filed pursuant to Rule 13e-4 of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                   Commission File No. 333-71454

     UNITED STATES STEEL TO COMMENCE EXCHANGE OFFERS

          PITTSBURGH, Nov. 7 - USX Corporation announced today that United States Steel LLC, currently a wholly owned subsidiary of USX Corporation, is commencing its offers to exchange $50 principal amount of its 10% Senior Quarterly Income Debt Securities due 2031 ("SQUIDS") for each validly tendered and accepted share of 6.50% Cumulative Convertible Preferred Stock of USX Corporation ("6.50% Preferred Stock"); $50 principal amount of its SQUIDS for each validly tendered and accepted 6.75% Convertible Quarterly Income Preferred Security ("6.75% QUIPS") of USX Capital Trust I, plus a cash payment for accrued but unpaid distributions; and $25 principal amount of its SQUIDS for each validly tendered and accepted 8.75% Cumulative Monthly Income Preferred Share, Series A ("8.75% MIPS"), of USX Capital LLC, plus a cash payment for accrued but unpaid dividends. Holders of shares of 6.50% Preferred Stock tendered and accepted in the exchange offers will not be paid accrued dividends in the exchange offers. Rather, all holders of 6.50% Preferred Stock as of December 3, 2001 will receive payment on December 31, 2001 in the amount of the full quarterly dividend payable on the 6.50% Preferred Stock for the fourth quarter.
     The SQUIDS will be issued in $25 denominations.
     All outstanding shares of 6.50% Preferred Stock at the effective time of the proposed Separation of USX's steel and energy businesses will be converted into the right to receive, in cash, $50 plus accrued but unpaid dividends, and all outstanding 6.75% QUIPS at the effective time of the proposed Separation will be redeemed for a cash payment of $50 plus accrued but unpaid distributions. All outstanding 8.75% MIPS will be redeemed on December 31, 2001 for a cash payment of $25.18 per share reflecting the redemption price of $25, plus a cash payment for accrued but unpaid dividends through the redemption date. The exchange offers are scheduled to expire at 5:00 p.m., New York City time, on December 7, 2001 and are being made only through a registration statement, tender offer statement and prospectus dated November 5, 2001.
     United States Steel will issue up to an aggregate of $365 million principal amount of SQUIDS in the exchange offers for a maximum face amount of $77 million of 6.50% Preferred Stock, $127 million of 6.75% QUIPS, and $161 million of 8.75% MIPS. If tenders for more than the maximum face amount of any series of outstanding securities are received in the exchange offers, the number of validly tendered outstanding securities of such series will be subject to proration. Beneficial owners of any of the securities who decide to participate in the exchange offers should contact Goldman, Sachs & Co., the Dealer Manager for the exchange offer, or their own broker, dealer, bank, trust company or other financial advisor.
                                      -o0o-

     This press release does not constitute an offer to sell or a solicitation of an offer to exchange any security which may be made solely under the November 5, 2001 prospectus issued by United States Steel LLC relating to the SQUIDS and included in the registration statement filed with the Securities and Exchange Commission on November 5, 2001.This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     Holders of any of the securities that are the subject of the exchange offers are advised to read the registration and tender offer statements because they contain important information. Such holders may obtain a free copy of the registration and tender offer statements, prospectus and other documents filed by USX Corporation and United States Steel LLC with the Securities and Exchange Commission, at the Securities and Exchange Commission's website at http://www.sec.gov/. Such holders may also obtain a free copy of the prospectus contained in the registration and tender offer statements from USX Corporation, Shareholder Services, 600 Grant Street, Room 611, Pittsburgh, PA 15219-4776. Phone (412) 433-4801, (866) 433-4801 (toll free), (412) 433-4818 (fax).